March 29, 2019

Reinis Kosins
President
Crucial Innovations, Corp.
Xibahe Beili 25
Beijing, China 100096

       Re: Crucial Innovations, Corp.
           Amendment No. 1 to Form S-1
           Filed March 21, 2019
           File No. 333-229638

Dear Mr. Kosins:

     We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2019 letter.

Amendment No. 1 to Form S-1

Security Ownership of Certain Beneficial Owners and Management, page 26

1. Revise the beneficial ownership table so that it is consistent with disclosure throughout the registration statement that you have 1,600,000 shares outstanding, 1,500,000 shares were issued to Reinis Kosins, and 100,000 shares were issued to and are being offered for resale by Di Xiang Yao.
 Reinis Kosins
FirstName LastNameReinis Kosins
Crucial Innovations, Corp.
March 29, NameCrucial Innovations, Corp.
Comapany2019
Page 2
March 29, 2019 Page 2
FirstName LastName
        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at
(202) 551-3436 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
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